UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Golden Star Resources Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

38119T

(CUSIP Number)

Riccardo Marsili La Mancha Fund SCSp 31-33, Avenue Pasteur L - 2311 Luxembourg Grand Duchy of Luxembourg Tel: +352 27 44 94 12
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Star Investments S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Investments S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Fund SCSp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): NS Partners Europe S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): G10 Capital Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA, OO

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2018, as amended by Amendment No. 1 thereto filed on October 15, 2018, Amendment No. 2 thereto filed on November 25, 2019, Amendment No. 3 thereto filed on January 30, 2020, Amendment No. 4 thereto filed on March 4, 2020, Amendment No. 5 filed on March 17, 2020, Amendment No. 6 filed on April 24, 2020 and Amendment No. 7 filed on February 16, 2021 (the “Schedule 13D”).

This Amendment amends Items 1 through 7 of the Schedule 13D as set forth below. Except as specifically amended by this Amendment, each Item of the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The primary purposes of amending the Schedule 13D are to report the Transaction and the Voting Agreement and other agreements related thereto (each as defined below) and to report changes among the Reporting Persons as a result of a reorganization of La Mancha Holding S.à r.l. (“LMH”) and the delegation of voting and dispositive discretion over the Issuer Common Stock.

On January 28, 2022 (the “Closing Date”), pursuant to the Arrangement Agreement (as defined below), LMSI completed a sale of the Issuer Common Stock (as defined below) in connection with the Transaction. As of the Closing Date, the Reporting Persons are no longer the beneficial owners of more than 5% of the shares of the Issuer Common Stock. This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

This Schedule 13D relates to shares of common stock, no par value (the “Issuer Common Stock”), of Golden Star Resources Ltd., a corporation existing under the federal laws of Canada (the “Issuer”).  The principal executive offices of the Issuer are located at 333 Bay Street, Suite 2400, Toronto, Ontario, Canada M5H2T6.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a)    This Schedule 13D is filed by La Mancha Star Investments S.à r.l., a corporation existing under the laws of Luxembourg (“LMSI”), La Mancha Investments S.à r.l., a corporation existing under the laws of Luxembourg (“LMI”), La Mancha Fund SCSp, a special limited partnership existing under the laws of Luxembourg (“LMF”), NS Partners Europe S.A., a corporation existing under the laws of Luxembourg (“NSPE”) and G10 Capital Limited, a corporation existing under the laws of England and Wales (“G10”).

Each of LMSI, LMI, LMF, NSPE and G10 is referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as an exhibit to this Amendment. Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

LMSI is managed by a board of managers, which is currently composed of three managers, Mr. Karim-Michel Nasr, a citizen of France, Mr. Fabio Ceccarelli, a citizen of Italy and Mr. François Bourgon, a citizen of France, each a manager (the “LMSI Managers”).  LMI is managed by a board of managers, which is currently composed of three managers, Iona Fiaty a citizen of the United Kingdom, Riccardo Marsili a citizen of Italy and François Bourgon a citizen of France, each a manager (the “LMI Managers”). LMF is managed by its general partner, La Mancha Capital Management GP S.à r.l., a corporation existing under the laws of Luxembourg, which has delegated voting and dispositive discretion over LMF’s investments to NSPE and G10. NSPE is managed by a board of managers, which is composed of three managers, Mr Gregoire Notz, a citizen of Switzerland, Mr Paolo Faraone, a citizen of Italy and Mr Christophe Lentschat, a citizen of Luxembourg, each a manager (the “NSPE Managers”). G10 is managed by a board of directors, which is composed of four directors, Mrs Rachel Aldridge, a citizen of the United Kingdom, Mr Eric Fady, a citizen of the United Kingdom, Mr Andrew Shrimpton, a citizen of the United Kingdom, and Mr Jean Pol Legrand, a citizen of the United Kingdom, each a director (the “G10 Managers” and together with the LMSI Managers, the LMI Managers and the NSPE Managers, the “Covered Individuals”).

Item 2(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b)	The principal business address of LMSI and the LMSI Managers is 31-33, Avenue Pasteur, L - 2311 Luxembourg, Grand Duchy of Luxembourg.

The principal business address of LMI and the LMI Managers is 31-33, Avenue Pasteur, L - 2311 Luxembourg, Grand Duchy of Luxembourg.

The principal business address of LMF and its general partner is 31-33, Avenue Pasteur, L - 2311 Luxembourg, Grand Duchy of Luxembourg.

The principal business address of NSPE and the NSPE Managers is 11 boulevard de la Foire, L-1528 Luxembourg.

The principal business address of G10 and the G10 Managers is 4th Floor, 3 More London Riverside, London, SE1 2AQ.

Item 2(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c)	Each of the Reporting Persons is principally engaged in the business of investments in securities. The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following:

On December 17, 2021, LMSI executed trades in the open market to acquire beneficial ownership of 50,000 shares of the Issuer Common Stock (the “2021 Covered Trades”). The 2021 Covered Trades were funded with cash on LMSI’s balance sheet.

The information set forth in Item 5 of this Amendment is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Arrangement Agreement

On October 31, 2021, Chifeng Jilong Gold Mining Co., Ltd., a corporation existing under the laws of the People’s Republic of China (the “Parent”), Chijin International (Hong Kong) Limited, a corporation existing under the laws of the People’s Republic of China (the “Purchaser”) and the Issuer, entered into a definitive Arrangement Agreement, as amended by an amending agreement dated November 24, 2021 and an assignment and assumption agreement dated December 21, 2021 (the “Arrangement Agreement”), pursuant to which the Purchaser agreed to acquire all of the issued and outstanding Issuer Common Stock by way of a statutory plan of arrangement (“Plan of Arrangement”) under the Canada Business Corporations Act (the “Transaction”).

Pursuant to the Transaction, holders of the Issuer Common Stock (“Golden Star Shareholders”) received total consideration, paid in cash, of US$3.91 (equivalent to approximately C$4.85) per share of the Issuer Common Stock, which equates to approximately US$470 million on a fully-diluted, in-the-money basis.

The Voting Agreement

All directors and officers of the Issuer, as well as LMSI, which, based on information reported by the Issuer, collectively held at the time of execution of the Voting Agreement (as defined below) approximately 33.4% of the Issuer Common Stock, entered into voting support agreements with Chifeng pursuant to which they agreed to, among other things, vote in favor of the shareholder resolution approving the Transaction.

On October 31, 2021, in connection with the execution and delivery of the Arrangement Agreement, LMSI, the Parent and the Purchaser entered into a voting and support agreement (the “Voting Agreement”), pursuant to which, among other things, LMSI generally agreed to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the shares of the Issuer Common Stock that they owned (to the extent they carry a right to vote): (i) at any meeting of any of the securityholders of the Company at which LMSI or any registered or beneficial owner of the Issuer Common Stock are entitled to vote in favor of the approval of the Transactions (and any transactions contemplated in connection with the Arrangement Agreement); or (ii) in any action by written consent of the securityholders of the Company, in favor of the approval, consent, ratification and adoption of any resolution approving the Transactions (and any transactions contemplated in connection with the Arrangement Agreement). Further, LMSI agreed not to transfer or pledge the shares of the Issuer Common Stock that it owned.

The purpose of the Voting Agreement was to facilitate the consummation of the Transaction.

The Issuer announced on January 7, 2022 that it had obtained a final order from the Ontario Superior Court of Justice (Commercial List) approving the Issuer’s Plan of Arrangement and that the Transaction was approved at a special meeting of the Golden Star Shareholders held on December 30, 2021. The Transaction was consummated on the Closing Date.

The information contained in each of Item 3 and Item 5 of this Amendment is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by amending and restating captions (a), (c) and (e) thereof to read as follows:

(a)	Prior to the consummation of the Transaction, LMSI was the beneficial owner of 38,389,704 shares of the Issuer Common Stock, or approximately 33.2% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

LMI, as the sole shareholder of LMSI, may have been deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI. As such, LMI may have been deemed the indirect beneficial owner of 38,389,704 shares of the Issuer Common Stock, or approximately 33.2% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

LMF, as the sole shareholder of LMI, may have been deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI. As such, LMF may have been deemed the indirect beneficial owner of 38,389,704 shares of the Issuer Common Stock, or approximately 33.2% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

NSPE has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing LMF in accordance with the Alternative Investment Fund Managers Directive. NSPE has sub-delegated authority to G10, who together with NSPE are responsible for the day-to-day management of LMF’s portfolio relating to the Issuer Common Stock as investment manager and investment advisor, respectively. NSPE and G10 may have been deemed as a result of such delegation to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI. As such, each of G10 and NSPE may have been deemed the indirect beneficial owners of 38,389,704 shares of the Issuer Common Stock, or approximately 33.2% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  All share percentage calculations in this Amendment are based on 115,725,047 shares of the Issuer Common Stock issued and outstanding as of November 1, 2021, as reported under the section “Outstanding Share Data” in the Issuer’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2021, included as Exhibit 99.1 to the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on November 1, 2021.

Upon signing of the Voting Agreement, the Purchaser and the Parent may have been deemed to have shared beneficial ownership with respect to the 38,389,704 shares of the Issuer Common Stock, or approximately 33.2% of the Issuer Common Stock issued and outstanding (on a non-diluted basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Purchaser or the Parent are the beneficial owners of the relevant shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Following the consummation of the Transaction, the Reporting Persons are no longer beneficial owners of any shares of Issuer Common Stock. Items 7 through 13 of each of the cover pages of this Statement are incorporated herein by reference.

(c)	On December 17, 2021, LMSI acquired beneficial ownership of an aggregate of 50,000 shares of the Issuer Common Stock in the 2021 Covered Trades at an average price per share of $3.6713, for a total purchase price equal to $183,565.

On the Closing Date, pursuant to the Transaction, LMSI sold 38,389,704 shares to the Purchaser at a weighted average price of US$3.91 per share of the Issuer Common Stock.

Other than as described in this Amendment and the Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Individuals, have not effected any transactions in the Issuer Common Stock during the last 60 days.

(e)	Each of the Reporting Persons ceased to be the beneficial owner of any of the Issuer Common Stock as of the Closing Date. The information contained in each of Items 3 and 5 of this Amendment is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

The section titled “Loan Facility” in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The 2021 Facility Agreement will be amended to provide for a release of the Issuer Common Stock on the closing of the Transaction.

Other than as described in Item 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

14	Joint Filing Agreement, dated February 2, 2022, between LMSI, LMI, LMF, NSPE and G10.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022

La Mancha Star Investments S.à r.l.

By:	/s/ Karim-Michel Nasr
Name: Karim-Michel Nasr
Title: Manager A

By:	/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title: Manager B

La Mancha Investments S.à r.l.

By:	/s/ Riccardo Marsili
Name: Riccardo Marsili
Title: Manager B

By:	/s/ Iona Fiaty
Name: Iona Fiaty
Title: Manager A

La Mancha Fund SCSp

By La Mancha Capital Management GP S.à r.l., as its general partner

By:	/s/ Iona Fiaty
Name: Iona Fiaty
Title: Manager A

By:	/s/ Riccardo Marsili
Name: Riccardo Marsili
Title: Manager B

NS Partners Europe S.A.

By:	/s/ Paolo Faraone
Name: Paolo Faraone
Title: CEO

By:	/s/ Girolamo Salice
Name: Girolamo Salice
Title: Conducting Officer Head of Risk

G10 Capital Limited

By:	/s/ Rachel Aldridge
Name: Rachel Aldridge
Title: Managing Director